UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and, to the extent outstanding, associated preferred stock purchase rights

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,588,968.80	$10,633.48

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 32,710,346 shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., and the associated preferred stock purchase rights, at a purchase price of $2.80 per share. The number of shares represents the fully diluted number of shares of common stock outstanding consisting of (i) 29,992,186 shares of common stock outstanding on April 4, 2011, and (ii) 2,718,160 shares of common stock issuable under stock options outstanding on April 5, 2011.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of Orchid Cellmark’s common stock, the “Shares”), at a price of $2.80 per Share in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Schedule TO is being filed on behalf of Purchaser and LabCorp.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and issuer of the securities to which this Schedule TO relates is Orchid Cellmark Inc., a Delaware corporation. Orchid Cellmark’s principal executive offices are located at 4390 US Route One, Princeton, New Jersey 08540. The telephone number at Orchid Cellmark’s principal executive offices is (609) 750-2200.

(b)	This Schedule TO relates to the common stock, par value $0.001 per share, of Orchid Cellmark Inc. and, to the extent outstanding, the associated Rights. Based upon the information provided by Orchid Cellmark, (i) as of April 4, 2011, there were 29,992,186 Shares issued and outstanding and (ii) as of April 5, 2011, there were outstanding options to purchase 2,718,160 Shares. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6—“Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c)	This Schedule TO is being filed by LabCorp and Purchaser. The information set forth in Section 9—“Certain Information Concerning LabCorp and Purchaser” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(v)	The information set forth in the “Introduction,” “Summary Term Sheet” and Section 1—“Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi)-(vii)	The information set forth in Sections 3—“Procedure for Tendering Shares” and 4 —“Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii)	The information set forth in Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	The information set forth in Sections 9—“Certain Information Concerning LabCorp and Purchaser,” 11—“Background of the Offer; Past Contacts, Negotiations and Transactions,” 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters” and 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7)	The information set forth in the “Introduction” and in Sections 6—“Price Range of the Shares; Dividends on the Shares,” 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters” and 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	The information set forth in Sections 9—“Certain Information Concerning LabCorp and Purchaser,” 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters” and 13 —“The Merger Agreement; Other Agreements” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the “Introduction” and in Sections 11—“Background of the Offer; Past Contacts, Negotiations and Transactions,” 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters,” 13—“The Merger Agreement; Other Agreements” and 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b)	Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in Sections 11—“Background of the Offer; Past Contacts, Negotiations and Transactions,” 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters,” and 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (a)(3)	The information set forth in Sections 13—“The Merger Agreement; Other Agreements,” 14 —“Conditions of the Offer,” 15—“Certain Legal Matters” and 17—“Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5)	None.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 19, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement published in The New York Times on April 19, 2011.

(a)(5)(A)	Joint Press Release issued by LabCorp and Orchid Cellmark on April 6, 2011 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by LabCorp and Purchaser with the SEC on April 6, 2011).

(a)(5)(B)	Press release issued by LabCorp on April 19, 2011 announcing commencement of the tender offer.

(a)(5)(C)	Complaint filed on April 11, 2011 in the Superior Court of New Jersey Chancery Division: Mercer County, captioned Bruce Ballard v. Orchid Cellmark Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Laboratory Corporation of America Holdings, OCM Acquisition Corp. (Docket No. C 000032 11) (incorporated by reference to Exhibit (a)(12) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on April 19, 2011).

(a)(5)(D)	Complaint filed on April 13, 2011 in the Court of Chancery of the State of Delaware, captioned Herbert Silverberg v. Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Orchid Cellmark, Inc., OCM Acquisition Corp., and Laboratory Corporation of America Holdings, C.A. No. 6373-VCN (incorporated by reference to Exhibit (a)(13) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on April 19, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and Orchid Cellmark (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Orchid Cellmark with the SEC on April 6, 2011 (File No. 000-30267)).

(d)(2)	Second Amendment to Rights Agreement, dated as of April 5, 2011, by and between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Orchid Cellmark with the SEC on April 6, 2011 (File No. 000-30267)).

(d)(3)	Confidentiality Agreement between LabCorp and Orchid Cellmark, dated as of September 17, 2010.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts lll
Name: F. Samuel Eberts III
Title: Senior Vice President and Chief Legal Officer

Dated: April 19, 2011

OCM ACQUISITION CORP.

By:	/s/ F. Samuel Eberts lll
Name: F. Samuel Eberts III
Title: President and Secretary

Dated: April 19, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 19, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement published in The New York Times on April 19, 2011.

(a)(5)(A)	Joint Press Release issued by LabCorp and Orchid Cellmark on April 6, 2011 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by LabCorp and Purchaser with the SEC on April 6, 2011).

(a)(5)(B)	Press release issued by LabCorp on April 19, 2011 announcing commencement of the tender offer.

(a)(5)(C)	Complaint filed on April 11, 2011 in the Superior Court of New Jersey Chancery Division: Mercer County, captioned Bruce Ballard v. Orchid Cellmark Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Laboratory Corporation of America Holdings, OCM Acquisition Corp. (Docket No. C 000032 11) (incorporated by reference to Exhibit (a)(12) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on April 19, 2011).

(a)(5)(D)	Complaint filed on April 13, 2011 in the Court of Chancery of the State of Delaware, captioned Herbert Silverberg v. Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Orchid Cellmark, Inc., OCM Acquisition Corp., and Laboratory Corporation of America Holdings, C.A. No. 6373-VCN (incorporated by reference to Exhibit (a)(13) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on April 19, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and Orchid Cellmark (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Orchid Cellmark with the SEC on April 6, 2011 (File No. 000-30267)).

(d)(2)	Second Amendment to Rights Agreement, dated as of April 5, 2011, by and between Orchid Cellmark, and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Orchid Cellmark with the SEC on April 6, 2011 (File No. 000-30267)).

(d)(3)	Confidentiality Agreement between LabCorp and Orchid Cellmark, dated as of September 17, 2010.